Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

The following table sets forth our ratio of earnings to fixed charges for the years ended December 31, 2009, 2010, 2011, 2012 and 2013. As the ratios of earnings to fixed charges indicate less than one-to-one coverage in each of the years presented, we have provided the coverage deficiency amounts for those periods. Earnings, as adjusted, are the sum of (i) reported net loss, plus (ii) fixed charges. Fixed charges are the sum of (i) interest expense, including amortization of discounts and accretion of final payments related to indebtedness, and (ii) an estimate of interest within rental expense.

	Year Ended December 31,
	2009	2010	2011	2012	2013
Net loss	$(40,226)	$(24,587)	$(20,141)	$(43,951)	$(34,598)
Plus: Fixed charges	116	75	310	1,906	2,961

Earnings, as adjusted	$(40,110)	$(24,512)	$(19,831)	$(42,045)	$(31,637)

Fixed charges	$116	$75	$310	$1,906	$2,961
Ratio of earnings to fixed charges(1)	—	—	—	—	—

Deficiency of earnings available to cover fixed charges	$(40,226)	$(24,587)	$(20,141)	$(43,951)	$(34,598)

(1)	In each of the periods presented, earnings were insufficient to cover fixed charges.